40-33

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

811-06200
Branch

Morgan Lewis
COUNSELORS AT LAW

PROCESSED
APR 30 2008
THOMSON REUTERS

April 21, 2008

Via Federal Express

Lynn Eslin
U.S. Securities and Exchange Commission
Office of Filings & Information Services
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
Section
APR 22 2008
Washington, DC
111

Re: Schwab Investments
File Nos. 33-037459 and 811-06200

Ms. Eslin:

On behalf of our client, Schwab Investments (the "Trust"), we have enclosed, pursuant to Section 33 of the Investment Company Act of 1940, as amended, a copy of:

- one (1) complaint filed against Charles Schwab Investment Management, Inc. ("CSIM"), the investment adviser to the Trust; Charles Schwab & Co., Inc. ("CS&Co."), the principal underwriter of the Trust; The Charles Schwab Corporation ("Schwab"), the parent company of CSIM and CS&Co.; and certain of the Trust's officers and trustees.

- one (1) complaint filed against the Trust; the Schwab YieldPlus Fund, a series of the Trust; CSIM; CS&Co.; Schwab; and certain of the Trust's officers and trustees.

- one (1) complaint filed against the Trust; CSIM; CS&Co.; Schwab; and certain of the Trust's officers and trustees.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

Sean Graber

08015578

1-PH/2741925.3

40-33

811-06200

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

ARNITA COLEMAN, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO., INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN S. DILSAVER, RANDALL W. MERK and GEORGE M. PEREIRA, Defendants.	**CIVIL ACTION NO.** CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**

Plaintiff, Arnita Coleman ("Plaintiff"), alleges the following based upon the investigation by Plaintiff's counsel, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Schwab YieldPlus Funds Investors Shares ("Investor Fund") and Schwab YieldPlus Funds Select Shares ("Select Fund") (collectively referred to as "the Funds"), securities analysts' reports and advisories about the defendants, and information readily available on the Internet, and Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION AND OVERVIEW

1. This is a federal class action on behalf of purchasers of shares of Schwab YieldPlus Funds Investor Shares ("Investor Fund") and Schwab YieldPlus Funds Select Shares ("Select Fund") (collectively referred to as "the Funds"), who purchased or otherwise acquired shares between March 17, 2005 and March 17, 2008, seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act").

2. The Funds are each a series of Schwab Investments and are Massachusetts business trusts. Each of the Funds uses Schwab as its shareholder services agent, transfer agent and principal underwriter. The Funds were offered to the public beginning on November 15, 2004, and were marketed as ultra-short bond funds that were a higher-yield and safe alternative to money-market funds. Defendants filed substantially similar Registration Statements and Prospectuses for the Funds (collectively referred to as the "Registration Statement"), and issued nearly identical securities to investors.

3. By the beginning of March 2008, the Net Asset Value ("NAV" or "value") of the Funds had been lowered to less than $8.75. Defendants finally addressed the disturbing plunge in the Funds' share price, attributing the low price to the mortgage-backed and asset-backed securities market. Nonetheless, defendants maintained, as they had throughout the Class Period, that the Funds were "highly diversified."

4. The value of the Funds' shares continued to decline and closed on March 18, 2008 at $7.88 per share. This represented a cumulative loss of $1.81, or 18.68 percent, of the value of the Funds at the beginning of the Class Period. The value of the Funds continued to fall after March 18, 2008, and as of the date of this Complaint, the Funds' shares are valued at less than $7 per share.

5. The Complaint alleges that, in connection with the Funds' Registration Statement, defendants failed to disclose or indicate the following: (1) that the Funds' assets were or would be overly-concentrated in the highly risky mortgage industry and that such securities were or would be highly vulnerable to illiquidity; (2) that there existed no primary market for the majority of the bonds; (3) that the duration for a majority of the Funds is over two years; (4) that the values of the Funds' shares were inflated and highly speculative given their composition; (5) that there were not adequate internal controls; and (6) that, as a result of the foregoing, the Funds' Registration Statement was false and misleading at all relevant times.

6. As a result of defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Funds' shares, Plaintiff and other Class Members have suffered significant losses and damages.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 11, 12(a)(2), and 15 of the Securities Act (15 U.S.C. §§ 77k and 77o).

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act (15 U.S.C. § 77v).

9. Venue is proper in this Judicial District pursuant to Section 22 of the Securities Act. Many of the acts and transactions alleged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this Judicial District. Additionally, Schwab Investments was organized under Massachusetts law, and the Funds are Massachusetts business Trusts.

10. In connection with the acts, conduct and other wrongs alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce,

including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

11. Plaintiff, Arnita Coleman, as set forth in the accompanying certification, incorporated by reference herein, purchased the Funds shares at artificially inflated prices during the Class Period and has been damaged thereby.

12. Defendant The Charles Schwab Corporation ("Schwab Corp.") is the parent company of Schwab and Schwab Investments.

13. Defendant Charles Schwab & Co. Inc. ("Schwab" or "Underwriter") is the parent company of Schwab Investments, and was principal underwriter for shares of the Funds.

14. Defendant Charles Schwab Investment Management, Inc. ("Schwab Management," "CSIM" or "Investment Advisor") oversees administration and management of the Funds.

15. Defendant Charles R. Schwab ("Charles Schwab") was, at all relevant times, Chairman and Trustee of the Funds and Schwab Investments.

16. Defendant Evelyn S. Dilsaver ("Dilsaver") was, at relevant times, President and Chief Executive Officer ("CEO") of the Funds.

17. Defendant Randall W. Merk ("Merk") was, at relevant times, a Trustee, President and CEO of the Funds.

18. Defendant George M. Pereira ("Pereira") was, at relevant times, Chief Financial Officer ("CFO") and Treasurer of the Funds

19. Defendants Charles Schwab, Dilsaver, Merk and Pereira are collectively referred to hereinafter as the "Individual Defendants." The Individual Defendants, because of their

positions with respect to the Funds, possessed the power and authority to control the contents of the Funds' quarterly reports, press releases and documents, and presentations to securities analysts, money and portfolio managers and institutional investors, i.e., the market. Each defendant was provided with copies of the Funds' reports and press releases and documents alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions and access to material non-public information available to them, each of these defendants knew that the adverse facts specified herein had not been disclosed to, and were being concealed from, the public, and that the positive representations which were being made were then materially false and misleading. The Individual Defendants are liable for the false statements pleaded herein, as those statements were each "group-published" information, the result of the collective actions of the Individual Defendants.

SUBSTANTIVE ALLEGATIONS

Background

20. Schwab Investments ("Trust" or Registrant") is headquartered at 101 Montgomery Street, San Francisco, California.

21. The Funds are each a series of Schwab Investments, members of the Schwab Family, and are Massachusetts business Trusts.

22. Beginning on November 15, 2004, the Defendants began offering shares of the Funds to the public. In connection with this offering, defendants filed Registration Statements with the SEC for the Funds. Each Registration Statement was substantially similar, and throughout the Class Period defendants continued to file substantially similar Registration Statements. Additionally, defendants issued notices, advertisements, circulars, letters or written

communications, including by radio, television and/or the internet, all of which formed part of the Prospectus.

Materially False and Misleading
Statements Made in the Registration Statement

23. Regarding the Funds' objectives and compositions, defendants, through their website, made the following assertions:

> The Schwab YieldPlus Fund is designed with your income needs in mind. ***The fund's objective is to seek high current income with minimal changes in share price. It's appropriate for clients who plan to hold their investment for one year or longer, and who can tolerate changes in share price.***
>
> **The YieldPlus Fund offers:**
>
> Monthly Income — ***The fund invests in a large, well-diversified portfolio of taxable bonds and distributes its income on the last day of each month.***
>
> Low Duration — ***To minimize changes in share price or NAV, the fund seeks to maintain an average portfolio duration of one-year or less.*** However, in volatile markets, the fund may experience a higher degree of NAV fluctuation . . .
>
> Active Portfolio Management — ***The fund is actively managed by a seasoned team of taxable bond portfolio managers who are supported by a team of credit and market analysts.*** The team use a disciplined approach designed to deliver competitive total returns, which has become the foundation of managing Schwab's other fixed income funds.
>
> * * *
>
> Increased yield potential – ***Ultrashort bond funds like the Schwab YieldPlus Fund have historically provided higher sustained yields versus money market funds, as their short duration helps minimize exposure to falling bond prices as rates rise.*** Even though the share price may fluctuate minimally, these funds offer lower risk than longer-term bond funds and only marginally higher risk than money market funds. [Emphasis added.]

24. On September 15, 2005, the defendants filed a Prospectus Supplement with the

SEC on Form 497. Therein, Defendants, in relevant part, stated:

> ***THE SCHWAB YIELDPLUS FUND(R) is an ultra short-term bond fund, designed to offer high current income with minimal changes in share price. The fund invests primarily in investment-grade bonds.*** The fund offers the potential for higher yields than a money market fund. However, unlike a money market fund, its share price will fluctuate. ***The fund seeks to keep the average duration of its portfolio at one year or less.*** [Emphasis added.]

25. On November 15, 2007, the defendants issued a supplement to the Schwab Taxable Bond Funds Prospectus. Therein, defendants, in pertinent part, made the following assertions about the Funds:

> To pursue its goal, the fund primarily invests in investment-grade municipal securities—those in the four highest credit rating categories (rated AAA to BBB– or the unrated equivalent as determined by the investment adviser). The fund normally invests at least 80% of its net assets in municipal securities the interest from which is exempt from federal income tax, including the federal alternative minimum tax (AMT). The fund does not currently intend to invest in municipal securities whose interest is subject to the AMT. ***To help maintain share price stability and preserve investor capital, the fund seeks to maintain an average portfolio duration of one year or less.***
>
> The fund may invest in fixed-, variable- or floating-rate securities from municipal issuers around the country and in U.S. territories and possessions. These may include general obligation issues, which typically are backed by the issuer's ability to levy taxes, and revenue issues, which typically are backed by a stream of revenue from a given source, such as an electric utility or a public water system. The fund may invest more than 25% of its total assets in municipal securities financing similar projects, such as those relating to education, health care, transportation, and utilities.
>
> The fund may also invest in municipal residual interest tender option bonds, which are derivative instruments in municipal bonds. Although volatile, municipal residual interest tender option bonds typically offer the potential for yields exceeding the yields available on comparable fixed-rate municipal bonds. ***Many of the fund's securities carry credit enhancements (such as bond insurance) or liquidity enhancements (such as a letter of credit), which are designed to provide incremental levels of creditworthiness or liquidity.***

* * *

> **Credit risk.** The fund is subject to the risk that a decline in the credit quality of a portfolio investment could cause the fund's share price to fall. ***Although the fund invests primarily in investment-grade securities, the fund could lose money if the issuer or guarantor of a portfolio investment or the counterparty to a derivatives contract fails to make timely principal or interest payments or otherwise honor its obligations.*** Securities rated below investment-grade (junk bonds) involve greater risks of default or downgrade and are more volatile than investment-grade securities. Below investment-grade securities involve greater risk of price declines than investment-grade securities due to actual or perceived changes in an issuer's creditworthiness. In addition, issuers of below investment-grade securities may be more susceptible than other issuers to economic downturns. Such securities are subject to the risk that the issuer may not be able to pay interest or dividends and ultimately to repay principal upon maturity. Discontinuation of these payments could substantially adversely affect the market value of the securities. [Emphasis added.]

26. The statements contained in ¶¶ 23-25 were materially false and misleading when made because defendants failed to disclose or indicate the following: (1) that the Funds' assets were or would be overly-concentrated in the highly risky mortgage industry and that such securities were or would be highly vulnerable to illiquidity; (2) that there existed no primary market for the majority of the bonds; (3) that the duration for a majority of the Funds is over two years; (4) that the values of the Funds' shares were inflated and highly speculative given their composition; (5) that there were not adequate internal controls; and (6) that, as a result of the foregoing, the Funds' Registration Statement was false and misleading at all relevant times.

The Truth Begins to Emerge

27. Beginning in July 2007, Defendants began to slowly but steadily lower the value of the Funds' share price, which caused the NAV of the Funds to substantially decline. By the beginning of March 2008, the value of the Funds had been lowered to less than $8.75.

28. On March 10, 2008, defendants issued a letter which, in relevant part, stated:

> ***Even though YieldPlus is a highly diversified fund, it reflects the declines we have seen in non-Treasury securities, including mortgage-backed and asset-backed securities, where reduced demand has been the primary driver of decreasing valuations.*** [Emphasis added.]

29. When the Class Period began on March 17, 2005, the Funds shares were trading at $9.69 per share. By March 18, 2007, the Funds shares had plummeted to $7.88 per share. This represented a cumulative loss of $1.81, or 18.68 percent, of the value of the Funds at the beginning of the Class Period. The value of the Funds continued to fall after March 18, 2008, and as of the date of this complaint, the Funds' shares are valued at less than $7 per share.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

30. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise acquired the Funds Shares pursuant or traceable to the Registration Statement between March 17, 2005 and March 17, 2008 and who were damaged thereby (the "Class"). Excluded from the Class are defendants, the officers and directors of defendant companies, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

31. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by defendants or their transfer agent, and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

32. Plaintiff's claims are typical of the claims of the members of the Class as all

members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

33. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

34. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and management of the Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

35. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

UNDISCLOSED ADVERSE FACTS

36. The market for the Funds' shares was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the Funds' shares traded at artificially inflated prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the Funds' shares relying upon the integrity of the market price of the Funds' shares and market information relating to the Funds, and have been damaged thereby.

37. During the Class Period, defendants materially misled the investing public, thereby inflating the price of the Funds shares, by publicly issuing false and misleading statements and omitting to disclose material facts necessary to make defendants' statements, as set forth herein, not false and misleading. Said statements and omissions were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about the defendants, their business and operations, as alleged herein.

38. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other members of the Class. As described herein, during the Class Period, defendants made or caused to be made a series of materially false or misleading statements about the Funds' financial well-being and operations. These material misstatements and omissions had the cause and effect of creating in the market an unrealistically positive assessment of the Funds and their financial well-being and operations, thus causing the Funds' shares to be overvalued and artificially inflated at all relevant times. Defendants' materially false and misleading statements during the Class Period resulted in Plaintiff and other members of the

Class purchasing the Funds' shares at artificially inflated prices, thus causing the damages complained of herein.

LOSS CAUSATION

39. Defendants' wrongful conduct, as alleged herein, directly and proximately caused the economic loss suffered by Plaintiff and the Class.

40. During the Class Period, Plaintiff and the Class purchased the Funds' shares at artificially inflated prices and were damaged thereby. The price of the Funds' shares significantly declined when the misrepresentations made to the market, and/or the information alleged herein to have been concealed from the market, and/or the effects thereof, were revealed, causing investors' losses.

Applicability of Presumption of Reliance: Fraud On The Market Doctrine

41. At all relevant times, the market for the Funds' shares was an efficient market for the following reasons, among others:

(a) The Funds' shares met the requirements for listing, and was listed and actively traded on the NASDAQ, a highly efficient and automated market;

(b) As a regulated issuer, defendants filed periodic public reports with the SEC and the NASDAQ;

(c) Defendants regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Funds followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

42. As a result of the foregoing, the market for the Funds' shares promptly digested current information regarding the Funds' shares from all publicly-available sources and reflected such information in the Funds' share price. Under these circumstances, all purchasers of the Funds' shares during the Class Period suffered similar injury through their purchase of the Funds' shares at artificially inflated prices and a presumption of reliance applies.

NO SAFE HARBOR

43. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this Complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements, because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the Funds who knew that those statements were false when made.

FIRST CLAIM
Violation of Section 11 of
The Securities Act Against All Defendants

44. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein only to the extent, however, that such allegations do not allege fraud, scienter or the intent of the defendants to defraud Plaintiff or members of the Class. This count is predicated upon defendants' strict liability for making false and materially misleading statements in the Registration Statement.

45. This claim is asserted by Plaintiff against all defendants by, and on behalf of, persons who acquired shares of the Funds' shares pursuant to or traceable to the false Registration Statement issued in connection with the Funds

46. Individual Defendants as signatories of the Registration Statement, as directors and/or officers of the Funds and controlling persons of the issuer, owed to the holders of the Funds' shares obtained through the Registration Statement the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time they became effective to ensure that such statements were true and correct, and that there was no omission of material facts required to be stated in order to make the statements contained therein not misleading. Defendants knew, or in the exercise of reasonable care should have known, of the material misstatements and omissions contained in or omitted from the Registration Statement as set forth herein. As such, defendants are liable to the Class.

47. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statement were true or that there was no omission of material facts necessary to make the statements made therein not misleading.

48. Defendants issued and disseminated, caused to be issued and disseminated, and participated in the issuance and dissemination of, material misstatements to the investing public which were contained in the Registration Statement, which misrepresented or failed to disclose, *inter alia*, the facts set forth above. By reason of the conduct herein alleged, each defendant violated and/or controlled a person who violated Section 11 of the Securities Act.

49. As a direct and proximate result of defendants' acts and omissions in violation of the Securities Act, the market price of the Funds' shares sold in the IPO was artificially inflated, and Plaintiff and the Class suffered substantial damage in connection with their ownership of the Funds' shares pursuant to the Registration Statement.

50. Defendants are the issuer of the stock sold via the Registration Statement. As issuer of the Funds' shares, the defendants are strictly liable to Plaintiff and the Class for the material misstatements and omissions therein.

51. At the times they obtained their shares of the Funds, Plaintiff and members of the Class did so without knowledge of the facts concerning the misstatements or omissions alleged herein.

52. This action is brought within one year after discovery of the untrue statements and omissions in and from the Registration Statement which should have been made through the exercise of reasonable diligence, and within three years of the effective date of the Prospectus.

53. By virtue of the foregoing, Plaintiff and the other members of the Class are entitled to damages under Section 11 as measured by the provisions of Section 11(e), from the defendants and each of them, jointly and severally.

SECOND CLAIM
Violation of Section 12(a)(2) of
The Securities Act Against All Defendants

54. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

55. This Count is brought pursuant to Section 12(a)(2) of the Securities Act on behalf of the Class, against all defendants.

56. Defendants were sellers, offerors, and/or solicitors of purchasers of the Funds' shares offered pursuant to the Registration Statement.

57. The Registration Statement contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and concealed and failed to disclose material facts. The Individual Defendants' actions of solicitation included participating in the preparation of the false the misleading Registration Statement.

58. Defendants owed to the purchasers of the Funds' shares, including Plaintiff and other members of the Class, the duty to make a reasonable and diligent investigation of the statements contained in the IPO materials, including the Registration Statement, to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew of, or in the exercise of reasonable care should have known of, the misstatements and omissions contained in the IPO materials as set forth above.

59. Plaintiff and other members of the Class purchased or otherwise acquired the Funds shares pursuant to and/or traceable to the defective Registration Statement. Plaintiff did not know, or in the exercise of reasonable diligence could not have known, of the untruths and omissions contained in the Registration Statement.

60. Plaintiff, individually and representatively, hereby offer to tender to defendants those Funds' shares which Plaintiff and other Class members continue to own, on behalf of all members of the Class who continue to own such shares, in return for the consideration paid for those shares together with interest thereon. Class members who have sold their shares of the Fund are entitled to rescissory damages.

61. By reason of the conduct alleged herein, these defendants violated, and/or controlled a person who violated Section 12(a)(2) of the Securities Act. Accordingly, Plaintiff and members of the Class who hold the Funds' shares purchased pursuant to the Registration Statement have the right to rescind and recover the consideration paid for their shares, and hereby elect to rescind and tender their shares to the defendants sued herein. Plaintiff and Class members who have sold their shares are entitled to rescissory damages.

62. This action is brought within three years from the time that the Funds' shares upon which this Count is brought was sold to the public, and within one year from the time when Plaintiff discovered or reasonably could have discovered the facts upon which this Count is based.

THIRD CLAIM
Violation of Section 15 of The Securities Act
Against the Individual Defendants

63. Plaintiff repeats and realleges each and every allegation contained above, excluding all allegations above that contain facts necessary to prove any elements not required to state a Section 15 claim, including without limitation, scienter.

64. This count is asserted against Individual Defendants and is based upon Section 15 of the Securities Act.

65. Individual Defendants, by virtue of their offices, directorship and specific acts

were, at the time of the wrongs alleged herein and as set forth herein, controlling persons of the Funds within the meaning of Section 15 of the Securities Act. The Individual Defendants had the power and influence and exercised the same to cause defendants to engage in the acts described herein.

66. Individual Defendants' position made them privy to and provided them with actual knowledge of the material facts concealed from Plaintiff and the Class.

67. By virtue of the conduct alleged herein, the Individual Defendants are liable for the aforesaid wrongful conduct and are liable to Plaintiff and the Class for damages suffered.

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: April 11, 2008

Respectfully submitted,

GILMAN & PASTOR, LLP

By: /s/ David Pastor
David Pastor (BBO #391000)
Daniel D'Angelo (BBO #630321)
225 Franklin Street, 16th Floor
Boston, Massachusetts 02110
Tel: 617-742-9700
Fax: 617-742-9701

SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
Richard A. Maniskas
rmaniskas@sbtklaw.com
D. Seamus Kaskela
skaskela@sbtklaw.com
David M. Promisloff
dpromisloff@sbtklaw.com
280 King of Prussia Road
Radnor, PA 19087
(610) 667-7706
(610) 667-7056 (fax)

Attorneys for Plaintiff

CERTIFICATION

I, Arnita Coleman ("Plaintiff") declare, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the Complaint, and authorizes it's filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, either individually or as part of a group, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's purchase and sale transaction(s) in the Schwab YieldPlus Funds. (Nasdaq: SWYPX) security that is the subject of this action during the Class Period is/are as follows:

Type of Security (common stock, preferred, option, or bond)	Number of Shares	Bought (B)	Sold (S)	Date	Price per share
Mutual Fund	217.617	(B)		7/5/06	$9.68
Mutual Fund	223.287		(S)	1/3/07	$9.69
Mutual Fund	347.174	(B)		7/24/07	$9.64
Mutual Fund	355.631		(S)	1/4/08	$9.09

(Please list additional purchase and sale information on a separate sheet of paper, if necessary)

5. Plaintiff has complete authority to bring a suit to recover for investment losses on behalf of purchasers of the subject securities described herein (including plaintiff, any co-owners, any corporations or other entities, and/or any beneficial owners).

6. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws except as described below:__________________.

7. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this ____ day of ________________, 2008

ARNITA COLEMAN

JS 44 (Rev. 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. *This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet.* (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
Arnita Coleman

(b) County of Residence of First Listed Plaintiff New Castle Cty, Delaware
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number) 617-742-9700
David Pastor, Gilman and Pastor, LLP
225 Franklin St., 16th FL-Boston MA 02110

DEFENDANTS
The Charles Schwab Corp., et al.

County of Residence of First Listed Defendant
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- X 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- XX 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

XX 1 Original Proceeding | ☐ 2 Removed from State Court | ☐ 3 Remanded from Appellate Court | ☐ 4 Reinstated or Reopened | ☐ 5 Transferred from another district (specify) | ☐ 6 Multidistrict Litigation | ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity):
15 USC §§ 77k, 77l(a)(2) and 77o
Brief description of cause:
Violations of Sections 11, 12(a)(2) and 15 of the Securities Act

VII. REQUESTED IN COMPLAINT:
X CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: X Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE Richard G. Stearns DOCKET NUMBER 08-10593

DATE 4-11-08

SIGNATURE OF ATTORNEY OF RECORD /s/ David Pastor

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

1. Title of case (name of first party on each side only) Arnita Coleman v. The Charles Schwab Corp., et al

2. Category in which the case belongs based upon the numbered nature of suit code listed on the civil cover sheet. (See local rule 40.1(a)(1)).

- [ ] I. 160, 410, 470, R.23, REGARDLESS OF NATURE OF SUIT.
- [X] II. 195, 368, 400, 440, 441-444, 540, 550, 555, 625, 710, 720, 730, 740, 790, 791, 820*, 830*, 840*, 850, 890, 892-894, 895, 950. *Also complete AO 120 or AO 121 for patent, trademark or copyright cases
- [ ] III. 110, 120, 130, 140, 151, 190, 210, 230, 240, 245, 290, 310, 315, 320, 330, 340, 345, 350, 355, 360, 362, 365, 370, 371, 380, 385, 450, 891.
- [ ] IV. 220, 422, 423, 430, 460, 510, 530, 610, 620, 630, 640, 650, 660, 690, 810, 861-865, 870, 871, 875, 900.
- [ ] V. 150, 152, 153.

3. Title and number, if any, of related cases. (See local rule 40.1(g)). If more than one prior related case has been filed in this district please indicate the title and number of the first filed case in this court.

Bohl v. The Charles Schwab Corp., et cl., C.A. No. 08-10593

4. Has a prior action between the same parties and based on the same claim ever been filed in this court?

YES [ ] NO [X]

5. Does the complaint in this case question the constitutionality of an act of congress affecting the public interest? (See 28 USC §2403)

YES [ ] NO [X]

If so, is the U.S.A. or an officer, agent or employee of the U.S. a party?

YES [ ] NO [ ]

6. Is this case required to be heard and determined by a district court of three judges pursuant to title 28 USC §2284?

YES [ ] NO [X]

7. Do all of the parties in this action, excluding governmental agencies of the united states and the Commonwealth of Massachusetts ("governmental agencies"), residing in Massachusetts reside in the same division? - (See Local Rule 40.1(d)).

YES [X] NO [ ]

A. If yes, in which division do all of the non-governmental parties reside?

Eastern Division [X] Central Division [ ] Western Division [ ]

B. If no, in which division do the majority of the plaintiffs or the only parties, excluding governmental agencies, residing in Massachusetts reside?

Eastern Division [ ] Central Division [ ] Western Division [ ]

8. If filing a Notice of Removal - are there any motions pending in the state court requiring the attention of this Court? (If yes, submit a separate sheet identifying the motions)

YES [ ] NO [ ]

(PLEASE TYPE OR PRINT)

ATTORNEY'S NAME David Pastor, Gilman and Pastor LLP

ADDRESS 225 Franklin Street, 16th Floor, Boston MA 02110

TELEPHONE NO. 617-742-9700

(Coversheetlocal.wpd - 10/17/02)

JUDGE JONES

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

08 CV 3652

HUGH JOHN TULLY and PENELOPE CAROL TULLY, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, -against- THE CHARLES SCHWAB CORPORATION, SCHWAB INVESTMENTS, CHARLES SCHWAB & CO. INC., CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., CHARLES R. SCHWAB, EVELYN DILSAVER, RANDALL W. MERK, and GEORGE PEREIRA, Defendants.	08 CIV CLASS ACTION COMPLAINT FOR VIOLAITON OF THE FEDERAL SECURITIES LAWS APR 16 2008 U.S.D.C. S.D. N.Y. CASHIERS JURY TRIAL DEMANDED

Plaintiffs ("plaintiffs") allege this class action complaint based upon personal knowledge as to themselves, their own acts and the acts and statements of defendants in which they participated directly; including the communications with, representations made, and documentation and information provided to plaintiffs by defendants in the ordinary course of business, and the investigation of their counsel. Counsels' investigation conducted on plaintiffs' behalf, included, among other things: (i) an analysis of publicly-available news articles and reports; (ii) a review and analysis of public filings, including but not limited to Securities and Exchange Commission filings by defendants; (iii) press releases issued by defendants, and (iv) other matters of public record. The allegations as to all other matters are based upon investigation by plaintiffs' attorneys and research of the applicable law with respect to the claims asserted herein.

NATURE OF THE ACTION

1. This is a federal securities class action brought by plaintiffs alleging claims under

Sections 11, 12 and 15 of the Securities Act of 1933 ("Securities Act") against defendants, all of whom are corporations, partnerships or individuals who are members of the Charles Schwab financial services family, as more fully described below, on behalf of a class consisting of those persons who purchased shares of any class of the Schwab YieldPlus Fund (the "Fund") (ticker symbols SWYPX and SWYSX for the two classes) during the period March 18, 2005 through March 18, 2008, inclusive (the "Class Period"), except for defendants, any other affiliates of defendant parent holding company "The Charles Schwab Corporation" (defined below), and the senior executive officers and directors of The Charles Schwab Corporation and/or its affiliates (the "Class").

2. This case arises from the issuance, underwriting and sale by defendants during the Class Period of Fund shares through registration statements, prospectuses, Statements of Additional Information ("SOAIs") and other sales documents which were in effect during the Class Period (collectively "Fund Prospectus Materials") that contained material misstatements and omissions material to the investment risks of buying Fund shares.

3. The Fund was expressly described by defendants as an "ultra short-term bond fund." Defendants marketed the Fund to the public as: a "higher-yield[ing]" alternative to money-market funds; with a "goal" "designed to offer higher yields than a money market fund while seeking minimal changes in share price;" and having an "historical ability to minimize its share price fluctuations." Defendants described the Fund as providing "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative."

4. In fact, the Fund contained materially greater risk than a money market fund, which was not disclosed in the Fund Prospectus Materials. The Fund contained material amounts of highly risky, subprime securities which has caused the Fund to plummet in value

during the current and ongoing "credit crisis."

5. The Fund's NAV was approximately $9.70 throughout much of the Class Period. The NAV dropped from $9.67 on July 9, 2007 to $7.88 on March 18, 2008, when this action was first filed, an 18.5% decrease. On April 8, 2008, the Fund's NAV was $6.80, a 29.7% decrease from the July 9, 2007 price.

6. By comparison, the average loss for this category of fund during the same time period (through March 18, 2008) has been well under 2.0%.

7. Accordingly, between July 9, 2007 and March 18, 2008, the Fund lost more than $1.1 ***billion*** in net asset value (even after excluding redemptions from the calculation).

8. Plaintiffs seek to recover, among other things, damages (including but not limited to rescissory damages) caused to the Class by defendants' violations of Sections 11, 12 and 15 of the Exchange Act.

9. Plaintiffs are among those who have been injured and damaged by defendants' unlawful conduct.

JURISDICTION AND VENUE

10. Plaintiffs bring this action pursuant to §§ 11, 12(a) (2) and 15 of the Securities Act, 15 U.S.C. §§ 77k, 77l and 77o.

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the Securities Act (15 U.S.C. § 78aa) and 28 U.S.C. §§ 1331.

12. Venue is proper in this District pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b)(3).

13. The defendants maintain at least ten offices within this District from which they transact and conduct business within this District.

14. The non-natural person defendants offer for sale and sell Fund shares, which are securities, within this District.

15. In connection with the acts alleged in this Complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

Plaintiffs

16. Plaintiffs Hugh John Tully and Penelope Carol Tully acquired shares of the Fund during the Class Period and pursuant to the Fund Prospectus Materials at issue in this complaint, as set forth in the accompanying certification, and have been damaged thereby. Plaintiffs purchased their Fund shares directly from defendant "Schwab" (defined below) in its capacity as a retail broker-dealer. Plaintiffs' initial investment in the Fund was monies from the sale of their home.

Defendants

17. The defendants are all affiliated with each other and conduct business under the umbrella of the "Charles Schwab" name, which is one of the largest financial services organizations in the world.

18. Defendant The Charles Schwab Corporation is the parent company of the Charles Schwab financial services complex. It is a holding company which engages in securities brokerage, banking and related financial services through its subsidiaries. The Charles Schwab Corporation is headquartered at 101 Montgomery Street, San Francisco, CA 94104.

19. Defendant Schwab Investments ("Registrant Schwab Investments") is the

registrant and issuer of the Fund shares under the Securities Act. Registrant Schwab Investments was organized under the law of Massachusetts on October 26, 1990, and is a Massachusetts Business Trust. It is headquartered at the same address as The Charles Schwab Corporation.

20. Non-defendant Schwab YieldPlus Fund is one of a series of funds issued by Registrant Schwab Investments and is part of the Charles Schwab family of funds. It is an open-ended fund incorporated in the United States. (For purposes of this action, the Fund is also deemed an issuer of Fund shares.)

21. As of August 31, 2007, the end of the Fund's last full fiscal year, the Fund had $10.7 billion in net assets. As of February 29, 2008, the Fund had approximately $5.0 billion in net assets. As of April 1, 2008, the net assets of the Fund had further shrunk to $1.54 billion.

22. The Fund has two share classes, Select shares and Investor shares, which are sold pursuant to one prospectus. For the purpose of this action, there are no material differences between the classes. (The only difference between the classes concerns the minimum investment amount, $100 for Investor shares and $50,000 for Select shares.) No distinction between the classes is made in the allegations herein and "Fund" refers collectively to both classes.

23. Defendant Charles Schwab & Co. Inc. ("Schwab") is the principal operating subsidiary of The Charles Schwab Corporation, and is the principal underwriter for shares of the Fund and the Trust's agent for the purpose of the continuous offering of the Fund's shares. It is a registered broker-dealer and is headquartered at the same address as The Charles Schwab Corporation. It is a defendant herein in both capacities, as the principal underwriter of Fund shares and as the principal operating broker-dealer subsidiary of The Charles Schwab Corporation. Schwab is a wholly-owned subsidiary of The Charles Schwab Corporation.

24. Defendant Charles Schwab Investment Management, Inc., ("CSIM") is the

investment advisor to the Fund. As the investment advisor, CSIM oversees the asset management and administration of the Fund. As compensation for these services, CSIM receives an advisory fee from the Fund, which totaled over $75 million for the four fiscal years through August 31, 2007. CSIM is headquartered at the same address as The Charles Schwab Corporation. CSIM is a wholly-owned subsidiary of The Charles Schwab Corporation.

25. Defendant Charles R. Schwab (hereinafter sometimes "CRS") is the founder, Chairman, Chief Executive Officer and a Director of The Charles Schwab Corporation. CRS has been Chairman and Trustee of Registrant Schwab Investments and the Fund since 1989. CRS signed each Registration Statement in effect during the Class Period and he authorized their signing by the other Individual Defendants. The Fund's Registration Statement and Statement of Additional Information state that "[a]s a result of his ownership of and interests in The Charles Schwab Corporation, Mr. Schwab may be deemed to be a controlling person of the investment adviser and Schwab."

26. Defendant Evelyn Dilsaver was President and Chief Executive Officer ("CEO") of Registrant Schwab Investments and the Fund and signed each Registration Statement in effect during the Class Period from the beginning of the Class Period through November 15, 2006.

27. Defendant Randall W. Merk has been a Trustee of Registrant Schwab Investments and the Fund since 2005. He also became President and Chief Executive Officer of Registrant Schwab Investments and the Fund (while remaining as Trustee) in 2007 (after Defendant Dilsaver left those positions). Defendant Merk signed each Registration Statement in effect during the Class Period.

28. Defendant George Pereira has been Principal Financial Officer and Treasurer of Registrant Schwab Investments and the Fund since no later than February 2005. He signed each

Registration Statement in effect since that time.

29. Excluding CRS, the remainder of the natural person defendants identified above are collectively referred to herein as the "Individual Defendants."

30. All defendants are collectively referred to as "defendants."

CLASS ACTION ALLEGATIONS

31. Plaintiffs bring this action on behalf of themselves and all others similarly situated as a class action pursuant to Federal Rules of Civil Procedure 23(a) and 23(b)(3) on behalf of a Class consisting of those persons who purchased shares of any class of the Fund during the period March 18, 2005 through the March 18, 2008, inclusive, except for defendants, any other affiliates of defendant parent holding company The Charles Schwab Corporation, and the senior executive officers and directors/Trustees of The Charles Schwab Corporation and/or its affiliates.

32. Plaintiffs seek damages, including but not limited to rescissory damages.

33. Members of the Class are so numerous that joinder of all members is impracticable and the disposition of their claims in a class action will provide substantial benefits both to the parties and the Court.

34. As of February 29, 2008, the Fund had approximately $5.0 billion in net assets.

35. While the exact number of Class members is unknown to plaintiffs at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are more than one thousand members of the Class located throughout the United States.

36. This action is properly maintainable as a class action for the following reasons:

(a) The class consists of more than one thousand purchasers and is thus so numerous that joinder of all members is impracticable.

(b) There is a well-defined community of interest among class members in the questions of law or fact affecting the Class which predominate over questions affecting only individual members. Those common questions include but are not limited to:

(i) Whether statements made by defendants to the investing public in the Fund Prospectus Materials constituted material misstatements and material omissions;

(ii) Whether defendants violated the Securities Act through the acts alleged herein and harmed the members of the Class;

(iii) Whether each defendant participated in the course of conduct complained of herein; and

(iv) Whether plaintiffs and other members of the Class have sustained damages, and the proper measure of damages (rescissory damages or otherwise);

(c) The claims asserted by plaintiffs are typical of the claims of class members.

(d) Plaintiffs are members of the Class and will fairly and adequately protect the interests of the Class. They have no interest antagonistic to those of the other class members. Plaintiffs have retained as counsel attorneys who are knowledgeable and experienced in securities litigation, as well as class and complex litigation.

(e) A class action is superior to other available methods for the fair and efficient adjudication of this controversy for at least the following reasons:

(i) Given the size of individual class members' claims, most class members could not afford to seek legal redress individually for the wrongs the defendants committed against them;

(ii) When defendants' liability has been adjudicated, claims of all class members can be determined by the Court;

(iii) This action will cause an orderly and expeditious administration of the class claims and foster economies of time, effort and expense and ensure uniformity of decisions;

(iv) This action does not present any undue difficulties that would impede its management by the Court as a class action; and

(v) The names and addresses of the members of the Class can be ascertained from the books and records of defendants or their agents.

THE MISSTATEMENTS OF MATERIAL FACTS AND MATERIAL OMISSIONS CONTAINED IN THE FUND PROSPECTUS MATERIALS

37. The initial Fund Registration Statement and prospectus became effective a number of years prior to the beginning of the Class Period on March 18, 2005. At that time, defendants began to offer for sale shares of the Fund pursuant to those materials.

38. The first Registration Statement which was in effect during the Class Period is dated and became effective on November 15, 2004. Thereafter, defendants filed nearly identical registration statements, SOAIs and prospectuses throughout the Class Period, which were used to offer and sell Fund shares. Those SEC filings included: November 15, 2004, December 10, 2004, February 25, 2005, September 2, 2005, November 7, 2005, November 14, 2005, January 23, 2006, February 27, 2006, June 30, 2006, September 5, 2006, September 14, 2006, November 15, 2006, December 15, 2006, February 28, 2007, July 6, 2007, August 31, 2007, September 5, 2007, September 19, 2007, November 14, 2007 and February 27, 2008.

39. The Fund Prospectus Materials contained numerous material misstatements and statements made materially inaccurate through the omission of material facts. These include the following statements:

THE SCHWAB YIELDPLUS FUND(R) is an ultra short-term bond fund, designed to offer high current income **with minimal changes in share price**. (prospectus at first page, unnumbered)

The Fund **seeks to keep the average duration of its portfolio at one year or less**. (prospectus at first page, unnumbered)

The [F]und['s goal] seeks high current income **with minimal changes in share price** (prospectus at 2)

To help **maintain share price stability and preserve investor capital**, the fund **seeks to maintain an average portfolio duration of one year or less**. (prospectus at 2)

The fund's investment strategy is designed to offer higher yields than a money market fund **while seeking minimal changes in share price**. (prospectus at 2)

The [F]und **invests primarily in investment-grade securities**. (prospectus at 4)

Investment style risk. **In exchange for seeking minimal fluctuation in share price, the fund may offer lower long-term performance** than stock investments or certain other bond investments. (prospectus at 6)

The Schwab YieldPlus Fund is an ultra-short bond fund **that seeks a high degree of share price stability. Because of its historical ability to minimize its share price fluctuations**, the fund is less vulnerable to market timing strategies than other types of fixed income or equity mutual funds. (prospectus at 39).

The Fund provided "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative." (emphases added)

40. During the Class Period (and now), defendants' website stated concerning the Fund:

The Schwab YieldPlus Fund® is designed with your income needs in mind. The fund's objective is to seek high current income with minimal changes in share price. . . .

The YieldPlus Fund offers:

• Monthly Income—The fund invests in a large, **well-diversified** portfolio of taxable bonds and distributes its income on the last day of each month (emphasis added).

• Low Duration—To minimize changes in share price or NAV, the fund seeks to maintain an average portfolio duration of one-year or less. However, in volatile markets, the fund may experience a higher degree of NAV fluctuation.

> • Active Portfolio Management—The fund is actively managed by a seasoned team of taxable bond portfolio managers[1] who are supported by a team of credit and market analysts. The team use[s] a disciplined approach designed to deliver competitive total returns, which has become the foundation of managing Schwab's other fixed income funds.

41. Each of the above-quoted excerpts contained material misstatements and failed to disclose certain material facts necessary to make the statements not misleading, as set forth below.

42. The Fund Prospectus Materials omitted to disclose numerous material facts that were required to be disclosed in order to render the statements made therein not materially misleading at the time each was declared effective and thereafter, including but not limited to:

(1) Defendants failed to disclose and omitted material information that the Fund was concentrated in a single risky industry or market segment, with over 50% of the Fund assets invested in the mortgage industry;

(2) Defendants failed to disclose and omitted material information that the Fund, in pursuit of higher yields, abandoned its objective of high current income with minimal change in share price.

(3) Defendants failed to disclose and omitted material information that the Fund, in pursuit of higher yields, abandoned its objective to maintain share price stability and preserve investor capital.

(4) Defendants failed to disclose and omitted material information that the Fund, in pursuit of higher yields, abandoned its objective of seeking minimal fluctuation in share price;

---

[1] This is a reference to defendant CSIM. There is a direct link on the Schwab website page to the prospectus which identifies and discusses defendant CSIM.

(5) Defendants failed to disclose and omitted material information that the duration of a material portion of the bonds in the Fund's portfolio was greater that two years;

(6) Defendants failed to disclose and omitted material information that there existed no primary market for most of the bonds in the Fund's portfolio, and in fact, the only market was, for many, the issuers themselves;

(7) Defendants failed to disclose and omitted material information that the asset backed securities in the Fund's portfolio which were backed by mortgages were highly vulnerable to becoming illiquid;

(8) Defendants failed to disclose and omitted material information that the net asset values of the Fund were materially speculative;

(9) Defendants failed to disclose and omitted material information that the Fund was not well-diversified;

(10) Defendants failed to disclose and omitted material information that the Fund's credit and market analysts did not have any real expertise in valuing the mortgage backed securities they purchased, or assessing their risk; and

(11) Defendants failed to disclose and omitted material information that the Fund relied blindly on the ratings given these securities by the rating agencies who were paid by the bond's issuer.

43. A reasonable investor would have viewed these undisclosed facts, severally and jointly, as having materially altered the total mix of information available to him or her. This is so because the potential investor would reasonably think that the facts described herein but never disclosed would cause him or her to undertake a materially increased investment risk in connection with the Fund shares they purchased during the Class Period because the Fund was

investing in securities which were materially more risky than disclosed. Nevertheless, defendants did not disclose the facts in the subparagraphs immediately above in any of the Fund Prospectus Materials which were in effect during the Class Period.

44. Defendants had a duty to plaintiffs and the Class to disseminate Fund Prospectus Materials that did not contain material misstatements and which disclosed all information about the Fund which would be material to plaintiffs and the Class in their decisions to purchase or sell shares of the Fund.

45. For example, one independent duty to disclose arose from Form N-1A, the registration and prospectus disclosure form for mutual funds under the Securities Act, which states in relevant part:

> C. Preparation of the Registration Statement
> 1. Administration of the Form N-1A requirements: . . . .
> (b) **The prospectus disclosure requirements in Form N-1A are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters**. The prospectus should help investors to evaluate the risks of an investment and to decide whether to invest in a Fund by providing a balanced disclosure of positive and negative factors. Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds. . . .
>
> 2. Form N-1A is divided into three parts:
> (a) Part A. Part A includes the information required in a Fund's prospectus under section 10(a) of the Securities Act. The purpose of the prospectus is to provide essential information about the Fund in a way that will help investors to make informed decisions about whether to purchase the Fund's shares described in the prospectus.
> (emphasis added).

46. Defendants were required by Form N-1A to disclose the facts concerning the Fund identified above, which they failed to disclose.

47. A second independent duty to disclose arose from the materiality of defendants' misstatements and omissions, and that the information that defendants failed to disclose was

material.

48. Had plaintiffs and the members of the Class known of the facts not disclosed in the Fund Prospectus Materials, they would not have purchased their Fund shares.

49. The defendants' unlawful conduct allowed them to gain more than $75 million in investment advisory fees. For the fiscal years ended August 31, 2004, 2005, 2006 and 2007, the Fund paid net investment advisory fees of $7,584,000 (gross fees were reduced by $0), $14,676,000 (gross fees were reduced by $0), $19,899,000 (gross fees were reduced by $0), and $33,797,000 (gross fees were reduced by $2,000), respectively.

Damages

50. The Fund's NAV at the beginning of the Class Period was $9.69 per share.

51. The Fund's NAV dropped from $9.67 on July 9, 2007 to $7.88 on March 18, 2008, an 18.5% decrease.

52. On April 8, 2008, the Fund's NAV was $6.80, a 29.7% decrease from the July 9, 2007 price.

53. Accordingly, between July 9, 2007 and March 18, 2008, the Fund lost more than $1.1 ***billion*** in net asset value (even after excluding redemptions from the calculation).

54. The Fund's Annual Report stated that its fund category is the Morningstar Ultrashort Bond category, which has lost only 1.87% year 2008 to date (to April 8, 2008) and has lost only 0.81% over the one year period from April 8, 2007 through April 8, 2008, inclusive.

55. When comparing the results of the Fund with the results of the fund category chosen by the defendants themselves, damages to the Class are in the hundreds of millions of dollars and may well exceed $1 **billion** when compared to the average loss for this category of fund, due to the Class Members' investment in Fund shares as a result of defendants' unlawful

conduct.

56. Defendants cannot attribute this decrease to general market conditions or the bursting of the credit market bubble because the facts plead heretofore contradict such a defense.

57. As of April 1, 2008, the net assets of the Fund had shrunk further to $1.54 billion.

Incorporation By Reference

58. Since Fund shares (as is the case with mutual fund shares generally) were continuously offered to the public pursuant to a prospectus and a SOAI during the Class Period, subsequent prospectuses and SOAIs were routinely filed with the SEC and became effective.

59. All of the Fund's registration statements, prospectuses, SOAIs, annual reports, semi-annual reports and N-CSRs, which were in effect or filed at any time during the Class Period, including but not limited to those cited or quoted from herein, are incorporated herein by reference. All other documents, including but not limited to sales literature, which are cited or quoted from herein, are incorporated by reference.

NO SAFE HARBOR

60. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Virtually all of the specific statements pleaded herein were not forward-looking or were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements upon which plaintiffs base their claims, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking

statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of defendants who knew that those statements were false when made.

COUNT I

For Violation of § 11 of the Securities Act

61. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein.

62. Plaintiffs do not allege that the material omissions and misstatements set forth herein were made intentionally, knowingly or recklessly by defendants. Rather, the conduct alleged herein was innocent, negligent or grossly negligent.

63. Plaintiffs do not incorporate in this Count any allegation above to the extent it contains facts which are unnecessary or irrelevant for purposes of stating a claim under Section 11, including that they do not incorporate any allegations that might be interpreted to sound in fraud or that relate to any state of mind on the part of the Section 11 defendants.

64. At the time of their purchases of Fund shares, plaintiffs and the other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein. Plaintiffs could not have reasonably discovered those facts prior to, at the earliest, August 2, 2007.

65. The action was brought within one year after the discovery of the material misstatements and material omissions and within three years after the Fund shares were offered to the public through the Fund Prospectus Materials.

66. With respect to this claim for liability under Section 11 of the Securities Act, the defendants are: Registrant Schwab Investments (the issuer of the shares sold pursuant to the Fund Prospectus Materials), Schwab as the principal underwriter of the Fund's share offering, CRS and the Individual Defendants (each as a signatory to at least one Registration Statement which was in effect during the Class Period).

67. Registrant Schwab Investments and Schwab participated in the preparation of, issued, caused to be issued and/or participated in the issuance of the registration statements, prospectuses and SOAIs, each of which was inaccurate and contained material misstatements or omitted to disclose, inter alia, certain material facts necessary to make the statements made not misleading, as set forth herein.

68. CRS and the Individual Defendants each (a) participated in the preparation of, caused to be issued and/or participated in the issuance of the registration statements, prospectuses and SOAIs, and (b) signed at least one Registration Statement in effect during the Class Period which was inaccurate and contained material misstatements or omitted to disclose, inter alia, certain material facts necessary to make the statements made not misleading, as set forth herein.

69. Schwab was the underwriter of the Fund's shares.

70. Plaintiffs allege that all statutory affirmative defenses available to only underwriter defendant Schwab under Sections 11 and 12 (concerning which the defendant underwriter bears the burden of proof) are not available to the underwriter defendant in this action because the underwriter defendant herein is a "captive" underwriter (as well as the principal operating subsidiary of The Charles Schwab Corporation), inextricably entwined with their issuer because all are wholly-owned, directly or indirectly, by the Charles Schwab financial services complex. Further, even if available to the underwriter defendant, they are affirmative defenses which that defendant must plead and prove and which plaintiffs need not allege. Nevertheless, plaintiffs address the underwriter affirmative defenses below.

71. While the following concerns an affirmative defense which can be raised by Schwab only (as underwriter), and concerning which it bears the burden of proof, nevertheless,

plaintiffs allege that Schwab did not make a reasonable investigation, did not possess reasonable grounds to believe, and did not believe, that the statements contained in the Fund Prospectus Materials were true, were without omissions of any material facts and were not misleading. Schwab participated in the preparation of the Fund Prospectus Materials, and was required to investigate with due diligence the representations contained therein to confirm that they did not contain material misstatements or omit to state material facts, but Schwab did not perform this investigation with due diligence.

72. Plaintiffs and the other members of the Class purchased Fund shares in the continuous offering (which makes all shares in and of themselves traceable to the offering).

73. Although not required to be alleged with respect to this claim because it is an affirmative defense to be alleged and proven by defendants, nevertheless, plaintiffs allege that they and the other members of the Class purchased their Fund shares as a direct and proximate result of, and without knowledge of, the material misstatements and omissions in the Fund Prospectus Materials. Had plaintiffs and the other members of the Class known of the omitted material facts, plaintiffs and the other members of the Class would not have purchased or otherwise acquired shares of the Fund.

74. As a direct and proximate result of defendants' unlawful conduct as alleged herein, plaintiffs and the other members of the Class suffered substantial damages in connection with their purchases of Fund shares during the Class Period in an amount of at least hundreds of millions of dollars.

75. By virtue of the foregoing, Registrant Schwab Investments, Schwab (as underwriter), CRS and the Individual Defendants each violated Section 11 of the Securities Act and is liable to plaintiffs and the other members of the Class, in an amount to be proved at trial.

COUNT II

For Violation of § 12(a)(2) of the Securities Act

76. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein.

77. Plaintiffs do not allege that the material omissions and misstatements set forth herein were made intentionally, knowingly or recklessly by defendants. Rather, the conduct alleged herein was innocent, negligent or grossly negligent.

78. Plaintiffs do not incorporate in this Count any allegation above to the extent it contains facts which are unnecessary or irrelevant for purposes of stating a claim under Section 12, including that they do not incorporate any allegations that might be interpreted to sound in fraud or that relate to any state of mind on the part of the Section 12 defendants, other than strict liability or negligence.

79. The action was brought within one year after the discovery of the material misstatements and material omissions and within three years after the Fund shares were offered to the public through the relevant Fund Prospectus Materials.

80. With respect to this claim for liability under Section 12 of the Securities Act, the defendants are all defendants: The Charles Schwab Corporation; Registrant Schwab Investments; Schwab (in both its capacities as principal operating subsidiary and as underwriter); CSIM; CRS and the Individual Defendants.

81. Each of these defendants was a seller, offeror, and/or solicitor of purchases of Fund shares for their own financial benefit, or, even if a sale was solicited by one of these defendants without financial benefit to itself, then that defendant solicited the purchase for the financial benefit of its' parent company or affiliate.

82. Defendants' acts of selling, offering and of solicitation included but were not limited to the preparation of the materially misleading Fund Prospectus Materials disseminated

to public investors.

83. The Charles Schwab Corporation advertises its proprietary mutual funds, including the Fund, on (among other places) its website under the generic name "Charles Schwab" and also under the name "Charles Schwab & Co. Inc." Charles Schwab Investment Management, Inc. is also mentioned on the defendants' website. Any revenues received by The Chares Schwab Corporation's subsidiaries and affiliates are to its ultimate financial benefit.

84. Schwab as broker-dealer sells Fund shares through its stockbrokers for its own financial benefit.

85. Registrant Schwab Investments solicited purchases of Fund shares for its own financial benefit; or, even if solicited by Registrant without financial benefit to itself, then Registrant solicited the purchases for the financial benefit of The Charles Schwab Corporation, the Fund, Schwab (as both principal operating subsidiary and underwriter) and CSIM.

86. Schwab, as underwriter, solicited purchases of Fund shares for its own financial benefit; or, even if solicited by Schwab without financial benefit to itself, then Schwab solicited the purchases for the financial benefit of The Charles Schwab Corporation, Registrant Schwab Investments, the Fund, Schwab as principal operating subsidiary and CSIM.

87. CSIM solicited purchases of Fund shares for its own financial benefit; or, even if solicited by CSIM without financial benefit to itself, then that defendant solicited the purchases for the financial benefit of The Charles Schwab Corporation, Registrant Schwab Investments, the Fund, and Schwab as both principal operating subsidiary and underwriter.

88. CRS solicited purchases of Fund shares for his own financial benefit; or, even if solicited by CRS without financial benefit to himself, then that defendant solicited the purchases for the financial benefit of The Charles Schwab Corporation, Registrant Schwab Investments, the

Fund, and Schwab as both principal operating subsidiary and underwriter.

89. The Individual Defendants solicited purchases of Fund shares for their own financial benefit; or, even if solicited by each of them without financial benefit to themselves, then that defendant solicited the purchases for the financial benefit of The Charles Schwab Corporation, Registrant Schwab Investments, the Fund, Schwab as both principal operating subsidiary and underwriter, and CRS.

90. The Fund Prospectus Materials contained misstatements of material facts and omitted to state other facts necessary to make the statements made not misleading.

91. While the following concerns an affirmative defense which can be raised by defendants, and concerning which each of them bears the burden of proof, nevertheless, plaintiffs allege that each of these defendants cannot prove that it: (a) did not know of such material misstatement or omission and (b) in the exercise of reasonable care could not have known of such material misstatement or omission.

92. Plaintiffs and the other members of the Class purchased in the continuous offering (which makes all shares in and of themselves traceable to the offering).

93. Plaintiffs purchased their Fund shares pursuant to the Fund Prospectus Materials, and without knowledge of the material misstatements and omissions in the Fund Prospectus Materials.

94. As a direct and proximate result of defendants' unlawful conduct as alleged herein, plaintiffs and the other members of the Class suffered substantial damages in connection with their purchases of Fund shares during the Class Period, in an amount of at least hundreds of millions of dollars.

95. By virtue of the foregoing, each defendant on this Count has violated Section

12(a)(2) of the Securities Act and is liable to plaintiffs and the other members of the Class, in an amount to be proved at trial.

96. Plaintiffs, individually and representatively, hereby elect to rescind and tender those securities that plaintiffs and the other members of the Class continue to own, in return for the consideration paid for those securities together with interest thereon (less the amount of any income received thereon). Plaintiffs and members of the Class who have sold their Fund shares are entitled to rescissory damages.

COUNT III

For Control Person Liability Under § 15 of the Securities Act

97. Plaintiffs incorporate each of the foregoing paragraphs as if fully set forth herein.

98. Plaintiffs do not allege that the material omissions and misstatements set forth herein were made intentionally, knowingly or recklessly by defendants. Rather, the conduct alleged herein was innocent, negligent or grossly negligent.

99. With respect to this claim for control person liability under Section 15 of the Securities Act, 15 U.S.C. § 77o, the defendants are The Charles Schwab Corporation; Schwab (in its capacity as principal operating subsidiary); Registrant Schwab Investments; CRS, and the Individual Defendants.

The Charles Schwab Corporation as Control Person

100. The Charles Schwab Corporation is a controlling person of Schwab (in both its capacities as retail broker-dealer and underwriter), Registrant Schwab Investments, the Fund and CSIM: through stock ownership and otherwise; because it either controlled the dissemination of the Fund Prospectus Materials; had and exercised the power and influence to cause all of the other defendants to engage in the conduct complained of herein, and had the power to cause some or all of the other defendants to refrain from the conduct complained of herein.

101. Defendants Schwab and CSIM are each wholly-owned subsidiaries of The Charles Schwab Corporation.

102. The Charles Schwab Corporation also is a control person of Registrant Schwab Investments and the Fund because CRS is the founder, Chairman, Chief Executive Officer and a Director of The Charles Schwab Corporation; chairman of Schwab, and Chairman and Trustee of Registrant Schwab Investments.

<u>Schwab as Control Person</u>

103. Schwab also is a control person of Registrant Schwab Investments, the Fund and CSIM because Schwab is the principal operating subsidiary of The Charles Schwab Corporation; CRS is chairman of Schwab, and defendants Merk and Dilsaver each were an Executive Vice President of Schwab while each was President and CEO of Registrant Schwab Investments and the Fund.

104. Schwab is a controlling person of Registrant Schwab Investments, the Fund and CSIM because Schwab either controlled the dissemination of the Fund Prospectus Materials; had and exercised the power and influence to cause some or all of the other defendants to engage in the conduct complained of herein, and had the power to cause some or all of the other defendants to refrain from the conduct complained of herein.

105. Schwab is a controlling person of Registrant Schwab Investments, the Fund and CSIM because (although an affiliate and not a parent of Registrant Schwab Investments, the Fund and CSIM), Schwab, as the principal operating subsidiary (of the Charles Schwab Corporation) which is a full-service broker-dealer, controlled the dissemination of the Fund Prospectus Materials; had and exercised the power and influence to cause some or all of the other defendants to engage in the conduct complained of herein, and had the power to cause some or

all of the other defendants to refrain from the conduct complained of herein.

106. Schwab as the principal operating subsidiary of The Charles Schwab Corporation had sufficient direct and supervisory involvement in the operations of Registrant Schwab Investments, the Fund and CSIM to, as a practical matter, control the conduct of these affiliates. Therefore, Schwab is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

CRS and the Individual Defendants as Control Persons

107. CRS is a control person of The Charles Schwab Corporation, Schwab, Registrant Schwab Investments, the Fund and CSIM because CRS is the founder, Chairman, Chief Executive Officer and a Director of The Charles Schwab Corporation; chairman of Schwab, and Chairman and Trustee of Registrant Schwab Investments.

108. In addition, the Fund's Registration Statement and Statement of Additional Information state that "[a]s a result of his ownership of and interests in The Charles Schwab Corporation, Mr. Schwab may be deemed to be a controlling person of [CSIM] and Schwab."

109. CRS was a culpable participant in the violations of §§ 11 and 12 of the Securities Act alleged in the Counts above, based on his having signed and authorized the signing of the Registration Statement and having otherwise participated in the process for the issuance, distribution, offer and sale of Fund shares.

110. Each of the Individual Defendants was a control person of Registrant Schwab Investments and the Fund by virtue of his or her position as a Trustee and senior officer of Registrant Schwab Investments and the Fund.

111. Each of the Individual Defendants was a culpable participant in the violations of §§ 11 and 12 of the Securities Act alleged in the Counts above, based on their having signed and

authorized the signing of the Registration Statements and having otherwise participated in the process for the issuance, distribution, offer and sale of Fund shares.

112. As set forth above, The Charles Schwab Corporation; Schwab (in its capacity as principal operating subsidiary); Registrant Schwab Investments; CRS, and the Individual Defendants, each is a control person of at least one primary violator of Section 11 -- Registrant Schwab Investments, Schwab (as underwriter), CRS, and each of the Individual Defendants. By virtue of their positions as controlling persons of a primary violator, each of these defendants is also liable pursuant to Section 15 of the Securities Act.

113. As set forth above, The Charles Schwab Corporation; Schwab (in its capacity as principal operating subsidiary); Registrant Schwab Investments; CRS, and the Individual Defendants, each is a control person of at least one primary violator of Section 12 -- The Charles Schwab Corporation; Registrant Schwab Investments; Schwab (in both its capacities as principal operating subsidiary and as principal underwriter); CSIM; CRS, and the Individual Defendants. By virtue of their positions as controlling persons of a primary violator, each of these defendants is also liable pursuant to Section 15 of the Securities Act.

114. While the following concerns an affirmative defense that can be raised by only these control person defendants, and concerning which they bear the burden of proof, nevertheless, plaintiffs allege that each of these defendants, as a controlling person, cannot prove that it: (a) had no knowledge of the existence of the facts by reason of which the liability of the controlled person is alleged to exist; or (b) had no reasonable grounds to believe in the existence of the facts by reason of which the liability of the controlled person is alleged to exist.

115. As a direct and proximate result of these defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of shares of

the Fund during the Class Period.

116. The Charles Schwab Corporation; Schwab (in its capacity as principal operating subsidiary); Registrant Schwab Investments; CRS, and each of the Individual Defendants each violated Section 15 of the Securities Act, and each is liable to plaintiffs and the other members of the Class, in an amount to be proved at trial.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs, on behalf of themselves and on behalf of the Class, pray for judgment as follows:

A. Declaring this action to be a proper class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure and certifying plaintiffs as class representatives of the Class and their counsel as Class counsel;

B. Against defendants, jointly and severally, for damages suffered as a result of defendants' violations of the Securities Act, and/or awarding rescission under Section 12 of the Securities Act against defendants jointly and severally;

C. Awarding plaintiffs and the other members of the Class pre-judgment and post-judgment interest, as well as their reasonable attorneys' fees and expert witness fees and other costs and expenses; and

D. Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiffs demand a trial by jury.

Dated: April 16, 2008

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: [signature]
Daniel W. Krasner (DK 6381)
Robert B. Weintraub (RW 2897)
270 Madison Avenue
New York, NY 10016
Telephone (212) 545-4600
Attorneys for Plaintiffs Hugh John Tully and Penelope Carol Tully

Of Counsel:
Salon, Marrow, Dyckman
& Newman LLP
John Paul Fulco (JF 2168)
292 Madison Avenue
New York, NY 10017
(212) 661-7100

506210v11

04/15/2008 15:01 408295 "93 FILEBYFAX PAGE 05/23

FILED

Vahn Alexander (167373)
FARUQI & FARUQI, LLP
1901 Avenue of the Stars, Second Floor
Los Angeles, CA 90067
Tel: (310) 461-1426
Fax: (310) 461-1427
valexander@faruqilaw.com

Nadeem Faruqi
Antonio Vozzolo
FARUQI & FARUQI, LLP
369 Lexington Avenue, Tenth Floor
New York, NY 10017
Tel: (212) 983-9330
Fax: (212) 983-9331
nfaruqi@faruqilaw.com
avozzolo@faruqilaw.com

Attorneys for Plaintiffs

E-filing

WHA

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NILS FLANZRAICH and JILL FLANZRAICH, on behalf of themselves and all others similarly situated, Plaintiffs, v. THE CHARLES SCHWAB CORPORATION; CHARLES SCHWAB & CO., INC.; CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.; CHARLES R. SCHWAB; SCHWAB INVESTMENTS; SCHWAB YIELDPLUS FUND SELECT SHARES; EVELYN DILSAVER; RANDALL W. MERK and GEORGE PEREIRA; Defendants.	CV Case No. 08 1994 CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiffs Nils Flanzraich and Jill Flanzraich ("Plaintiffs"), by their attorneys, allege upon personal knowledge as to their own acts, and as to all other matters upon information and belief based upon, *inter alia*, the investigation made by and through his attorneys.

NATURE OF THE ACTION

1. This is a class action, asserting claims for violations of §§11, 12(a)(2) and 15 of the Securities Act of 1933 ("Securities Act"), 15 U.S.C. §§77k, 77l and 77o. Plaintiffs bring this action on behalf of all persons who acquired shares of Schwab YieldPlus Fund Select Shares (Ticker: SWYSX) (the "Fund") during the period March 17, 2005 through March 17, 2008, pursuant and/or traceable to a false and misleading Registration Statement and Prospectus filed with the Securities Exchange Commission ("SEC") and disseminated to investors in the Fund (collectively, the "Offering Materials"), against the Fund, the Schwab trust which issued the securities, the underwriters of the Fund and certain Schwab senior insiders (collectively, "Defendants").

2. Defendants omitted material facts from the Offering Materials that they were duty-bound either to include or that were necessary to render other statements in the Offering Materials materially accurate, truthful and complete, including:

a. that the Fund lacked true diversification of its assets;

b. that the Fund's over-concentration in mortgage-backed and related securities exposed it to severe problems stemming from mortgages sold to subprime borrowers;

c. that the Offering Materials inaccurately described the Fund's risk profile as "offer[ing] lower risk than longer-term bond funds and only marginally higher risk than money market funds," a description which remains on the Fund's website today;

d. that the securities in which the Fund invested subjected it to the high vulnerability of sudden illiquidity; and

e. that as a result of that illiquidity, the Fund's net asset values ("NAVs") were materially and artificially inflated.

JURISDICTION AND VENUE

3. The claims asserted herein arise under and pursuant to §§11, 12(a)(2) and 15 of the Securities Act, 15 U.S.C. §§77k, 77l and 77o.

4. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and §22 of the Securities Act, 15 U.S.C. §77v.

5. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), because Defendants maintain an office in this District, are headquartered in this District and many of the acts and practices complained of herein occurred in substantial part in this District.

6. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

7. Plaintiffs Nils Flanzraich and Jill Flanzraich acquired shares of Schwab YieldPlus Fund Select Shares (Ticker: SWYSX) pursuant to a registration statement and prospectus at issue in this Complaint, as set forth in the accompanying certifications, and have been damaged thereby.

8. Defendant Schwab Investments ("Trust" or "Registrant") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. The Trust was organized under Massachusetts law on October 26, 1990.

9. Defendant Schwab YieldPlus Fund Select Shares (collectively "the Fund") is a series of Schwab Investments. The Fund is members of The Charles Schwab Family of Funds and is a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund is advised by the Investment Adviser (defined below) and employs Charles Schwab & Co. as principal underwriter, transfer agent and shareholder services agent. As a result, the Fund is under common control with Registrant.

10. Defendant The Charles Schwab Corporation ("Schwab Corp.") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab Corp. is the parent company of Charles Schwab & Co. and Schwab Investments. Schwab Corp. is a control person of its wholly owned subsidiaries, Defendants Charles Schwab & Co. and Charles Schwab Investment Management, Inc.

11. Defendant Charles Schwab & Co. Inc. ("Schwab" or "Underwriter") is headquartered at 101 Montgomery Street, San Francisco, CA 94104. Schwab is the parent company of Charles Schwab Investment Management, Inc. Pursuant to a distribution agreement, Schwab was, during the

Class period, the principal underwriter for shares of the Fund and is the Trust's agent for the purpose of the continuous offering of a fund's shares. Schwab is a wholly owned subsidiary of Schwab Corp.

12. Defendant Charles Schwab Investment Management, Inc. ("Investment Advisor," "Schwab Management"), investment advisor to the Fund, has its headquarters at 101 Montgomery Street, San Francisco CA 94104. As the Investment Advisor, Schwab Management oversees the management and administration of the Fund, receiving a management fee as compensation for these services. The Investment Advisor is a wholly owned subsidiary of Schwab Corp.

13. Defendant Charles R. Schwab ("Charles Schwab") is Chairman and Trustee of Schwab Investment and the Fund. Charles Schwab signed or authorized the signing of the false and misleading Registration Statements. Charles R. Schwab is the founder, Chairman, Chief Executive Officer and Director of the Charles Schwab Corporation. As a result of his ownership of and interests in the Schwab Corp., Mr. Schwab is deemed to be a controlling person of the Investment Adviser and Schwab.

14. Defendant Evelyn Dilsaver ("Dilsaver") was president and Chief Executive Officer ("CEO") of the Fund and signed each Registration Statement through November 15, 2006.

15. Defendant Randall W. Merk ("Merk") was a Trustee and then President and CEO of the Fund after Defendant Dilsaver left Schwab. Defendant Merk signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

16. Defendant George Pereira ("Pereira") has been Chief Financial Officer and Treasurer of the Fund and signed each Registration Statement beginning with the November 15, 2005 Registration Statement.

17. The Defendants referenced above in paragraphs 8-10 are collectively referred to as the "Registrant Defendants."

18. The Defendants reference above in paragraphs 11-12 are collectively referred to as the "Underwriter Defendants."

19. The Defendants referenced above in paragraphs 13-16 are collectively referred to herein as the "Individual Defendants."

THE FALSE AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUS

20. This is a class action on behalf of all persons or entities who acquired the shares of Schwab YieldPlus Funds Select Shares during the period March 17, 2005 through March 17, 2008 (the "Class Period"), pursuant to the Fund's untrue or misleading Registration Statements and Prospectuses (collectively, the "Offering Materials") issued in connection with the continued offerings of the Fund's shares, seeking to pursue remedies under the 1933 Act.

21. The Fund is in the category of ultra-short term bond funds.

22. The Fund is a mutual fund advertised by Defendants as an ultra-short term bond fund, and as a safe alternative to money market funds, which preserves principal while being "designed with your income needs in mind."

23. Schwab marketed ultra-short term bond funds to investors as a higher-yielding alternative to money-market funds, which offer a combination of safety and liquidity, or the ability to quickly access cash. For example, on the www.schwab.com website, Defendants continue to market the Fund as a "smarter alternative to investing in money market and long-term bond funds." Ultra-short term bond funds buy short-term debt, including mortgage-related debt, and have fewer investment restrictions than money market funds. Schwab, on its website, emphasizes to investors the low risk of the Fund in comparison to a money market fund:



Source: http://www.schwab.com/ums/P-2086448.1/risk2.png

24. On November 15, 2004, Defendants began offering shares of the Fund pursuant to the Registration Statement along with associated sales materials and advertisements, including web pages. Defendants continuously filed substantially identical statements throughout the Class Period,

and continued to offer and sell the Fund's newly issued securities through notices, circulars, advertisements, letters or communications, written or by radio or television, including over the internet. These documents included representations that:

a. The Fund "invests in large, well-diversified portfolio of taxable bonds. . . ."

b. The Fund provided "higher yields on your cash with only marginally higher risk, [and therefore] could be a smart alternative."

c. The Fund was an "ultra short-term bond fund, designed to offer high current income with minimal changes in share price."

d. The Fund "invests primarily in investment-grade bonds."

e. The Fund offers "the potential for *higher* yields than a money market fund."

f. The Fund's objective was "to seek high current income with minimal changes in share price."

g. "The [Fund was] actively managed by a seasoned team of taxable bond portfolio managers who are supported by a team of credit and market analysts. The team [members] use a disciplined approach . . . ."

25. Due to Defendants' positive, but misleading or untrue statements, billions of dollars poured into the Fund at prices set by Defendants, averaging a net asset value of approximately $9.70 per share throughout the Class Period. The following chart shows the Fund's massive growth in assets in 2006 and 2007 to above $10 billion in assets in June 2007:



Source: Bloomberg

26. As reported by the *Los Angeles Times* on January 8, 2008, the Fund, in a 2006 mailing to customers, "boasted that its YieldPlus fund 'offers higher potential returns than money market funds with only marginally higher risk.'"

27. Despite stating in the Offering Materials that the Fund is invested in a well-diversified portfolio, throughout the Class Period, the Fund became less and less diversified. In fact the Fund became almost one-half invested in mortgage-backed securities. In a January 25, 2005 filing with the SEC, the Fund reported that only 13.0% of its assets were invested in mortgage-backed securities. In its most recent filing on January 11, 2008, the Fund reported that 46.2% of the Fund's assets were invested in mortgage-backed securities.

28. On March 27, 2008 Morningstar.com reported that the Fund has taken on slightly "more credit risk" than its peers and kept the portfolio heavily invested in corporate and non-agency mortgage bonds.

29. The movement of the Fund from diversification to an over-concentration in mortgage-backed securities occurred even after the Fund was well aware of the Fund's exposure to problems arising from mortgages issued to subprime borrowers. In a November 11, 2007 filing with the SEC, the Fund's senior vice president and chief investment officer disclosed that "February [2007]'s spike in volatility gave a first sign that subprime issues had emerged." Nonetheless, the Fund continued to increase the proportion of its investments in mortgage-backed securities. The following chart demonstrates the concentration of the Fund's assets in mortgage-backed securities.


Percent of the Fund's Investments Directed to Mortgage-Backed Securities

Source: http://www.sec.gov/edgar.shtml

30. Between February 2007, when the Fund admits learning of the risks of exposure to disruptions in the market for subprime mortgage debt, and the November 11, 2007 SEC filing, the

Fund failed to disclose that: (a) the Fund was not well-diversified; (b) was exposed to risk far greater than the risk associated with money market funds; (c) was subject to large changes in share price; and (d) had significant exposure to risks related to low grade debt. Moreover, the Fund continued to increase its exposure to liquidity and solvency risks that initially arose in the market for subprime mortgage debt without disclosing the increased risk to shareholders.

31. Despite becoming aware of substantial disruptions in the market for subprime mortgage debt in February 2007, the Fund misled investors regarding the Fund's exposure to the market disruptions. For example, in a March 22, 2007 press release, the Fund's Chief Investment Officer, Kimon Daifotis claimed that the Fund faced no "excess risk" because, in part, the Fund "avoided the lower-quality end of the subprime mortgage market."

32. In July 2007, Defendants suddenly began lowering the value of the share price for the Fund. The NAV of the shares have plummeted to as low as $7.95 per share on March 17, 2008, or a loss of over 18% since June and almost 11% for the year. By comparison, the average loss for this category has been 1.12%.

33. The chart below depicts the drop in NAV of the Fund's shares:



Source: Bloomberg

34. In conjunction with this revaluation, Defendants have blamed the mortgage crisis without acknowledging the Fund's over-concentration in mortgage-backed securities. Most recently,

on March 10, 2008, Defendants issued a letter stating: "Even though YieldPlus is a highly diversified fund, it reflects the declines we have seen in non-Treasury securities, including mortgage-backed and asset-backed securities, where reduced demand has been the primary driver of decreasing valuations."

35. The true material facts, or material facts omitted necessary to make the statements made not misleading and/or omitted material facts required to be stated in the Offering Materials were:

a. the Fund was and is not well-diversified and was concentrated in a single risky industry or market segment – in reality, over 50% of the Fund's assets are now invested in the mortgage industry, and that percentage grew as Defendants abandoned the objectives of the Fund;

b. there exists no primary market for most of the bonds, and in fact, the only market was, for many, the issuers themselves;

c. the Fund relied blindly on the ratings by agencies who were paid by the Fund's broker-dealers;

d. the mortgaged-backed securities in which the Fund was investing were highly vulnerable to becoming illiquid; and

e. the net asset values of the Fund was highly speculative and inflated.

CLASS ACTION ALLEGATIONS

36. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons who acquired shares of the Fund during the period March 17, 2005 through March 17, 2008, pursuant and/or traceable to a false and misleading Registration Statement and Prospectus filed with the SEC and disseminated to investors in the Fund and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of each corporate entity, and the members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

37. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and

can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Registrant or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

38. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

39. Plaintiffs will fairly and adequately protect the interest of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

40. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the 1933 Act was violated by Defendants' acts as alleged;

b. whether statements made by Defendants to the investing public in the Offering Materials misrepresented material facts about the business, operations and management of the Fund; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

41. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CAUSE OF ACTION

Violations of §11 of the Securities Act
(Against the Registrant Defendants)

42. Plaintiffs repeat and reallege each and every allegation contained above.

43. This Count is brought pursuant to §11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Class, against Registrant Defendants.

44. The Offering Materials were false and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

45. The Registrant Defendants named herein were responsible for the contents and dissemination of the Offering Materials.

46. None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Offering Materials were true and without omissions of any material facts and were not misleading.

47. By reason of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, §11 of the 1933 Act.

48. Plaintiffs acquired shares pursuant and/or traceable to the Offering Materials for the Offering.

49. Plaintiffs and the Class have sustained damages. At the time of their purchases of the shares, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to July, 2007. Less than one year has elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiffs filed this complaint. Less than three years elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiffs filed this complaint.

SECOND CAUSE OF ACTION

Violations of §12(a)(2) of the Securities Act
(Against the Underwriter Defendants)

50. Plaintiffs repeat and reallege the allegations set forth above as if set forth fully herein. For purposes of this Cause of Action, Plaintiffs expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct, as this Cause of Action is based solely on claims of strict liability and/or negligence under the Securities Act.

51. By means of the defective Offering Materials, the Underwriter Defendants assisted in the sale of shares of the Company's securities to Plaintiffs and the other members of the Class.

52. The Offering Materials contained untrue statements of material fact, and concealed and failed to disclose material facts, as detailed above. The Underwriter Defendants owed Plaintiffs and the other members of the Class who purchased shares pursuant to the Offering Materials the duty to make a reasonable and diligent investigation of the statements contained in the Offering Materials to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the Offering Materials as set forth above.

53. Plaintiffs did not know, nor in the exercise of reasonable diligence could have known, of the untruths and omissions contained in the Offering Materials at the time they acquired the Company's securities.

54. By reason of the conduct alleged herein, the Underwriter Defendants violated §12(a)(2) of the 1933 Act, 15 U.S.C. §77l. As a direct and proximate result of such violations, Plaintiffs and the other members of the Class who purchased shares pursuant to the Offering Materials sustained substantial damages in connection with their purchases of Fund shares. Accordingly, Plaintiffs and the other members of the Class who hold such shares have the right to rescind and recover the consideration paid for their shares, and hereby tender their shares to Defendants sued herein. Class members who have sold their shares seek damages to the extent permitted by law.

THIRD CAUSE OF ACTION

Violations of §15 of the Securities Act
(Against the Individual Defendants)

55. Plaintiffs repeat and reallege each and every allegation contained above.

56. This Cause of Action is brought pursuant to §15 of the Securities Act, 15 U.S.C. §77o, against the Individual Defendants.

57. Each of the Individual Defendants was a control person of the Fund by virtue of his or her position as a director, senior officer and/or major shareholder of the Fund which allowed each of these defendants to exercise control over the Fund and its operations.

58. Each of the Individual Defendants was a culpable participant in the violations of §11 of the Securities Act alleged in the Cause of Action above, based on their having signed or authorized the signing of the Offering Materials and having otherwise participated in the process which allowed the offer and/or sale of the shares.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding Compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding recessionary damages; and

E. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: April 16, 2008

Respectfully submitted,

FARUQI & FARUQI, LLP

By: [signature]
Vahn Alexander

1901 Avenue of the Stars, Second Floor
Los Angeles, CA 90067
Tel: (310) 461-1426
Fax: (310) 461-1427
valexander@faruqilaw.com

Nadeem Faruqi
Antonio Vozzolo
FARUQI & FARUQI, LLP
369 Lexington Avenue, Tenth Floor
New York, NY 10017
Tel: (212) 983-9330
Fax: (212) 983-9331
nfaruqi@faruqilaw.com
avozzolo@faruqilaw.com

Attorneys for Plaintiffs

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

ATTORNEY OF RECORD FOR PLAINTIFFS
NILS FLANZRAICH AND JILL FLANZRAICH

PLAINTIFF CERTIFICATION
PURSUANT TO 15 U.S.C. § 77z-1[1]

1. I, Nils Flanzraich, hereby certify that I have reviewed a draft complaint against The Charles Schwab Corporation ("Schwab Corp.") and others. I authorize the filing of a complaint substantially similar to the one I reviewed on my behalf and on behalf of a class of persons similarly situated.

2. I select Faruqi & Faruqi, LLP and any firm with which it affiliates for the purpose of prosecuting this action as my counsel for purposes of prosecuting my claim against Schwab Corp. and others.

3. I did not purchase any security or securities that is or are the subject of this action at the direction of my counsel or to participate in any private action arising under the federal securities laws.

4. Should the Court appoint me, I am willing to serve as a class representative on behalf of the class, including guiding my attorneys in the prosecution of this action, overseeing the litigation, including any discussions of settlement, providing answers to discovery requests at the direction of my counsel, and providing deposition testimony and testimony at trial, if necessary.

5. To the best of my knowledge, the following represents all of my transactions in securities of Schwab YieldPlus Fund Select Shares (if the space provided is inadequate, complete transaction history on another sheet):

---

[1] The Private Securities Litigation Reform Act of 1995, codified at 15 U.S.C. §77z-1(a)(2)(A), requires, in relevant part, the following:

In general, each plaintiff seeking to serve as a representative party on behalf of a class shall provide a sworn certification, which shall be personally signed by such plaintiff and filed with the complaint, that–

(i) states that the plaintiff has reviewed the complaint and authorized its filing;

(ii) states that the plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under this *title [15 USCS §§ 77a et seq.]*;

(iii) states that the plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary;

(iv) sets forth all of the transactions of the plaintiff in the security that is the subject of the complaint during the class period specified in the complaint;

(v) identifies any other action under this *title [15 USCS §§ 77a et seq.]*, filed during the 3-year period preceding the date on which the certification is signed by the plaintiff, in which the plaintiff has sought to serve, or served, as a representative party on behalf of a class; and

(vi) states that the plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond the plaintiff's pro rata share of any recovery, except as ordered or approved by the court in accordance with paragraph (4).

SECURITY PURCHASED/SOLD	DATE OF TRANSACTION	NUMBER OF UNITS PURCHASED/SOLD	PRICE PAID/RECEIVED PER UNIT
Buy	7/25/2007	41,595.93	$401,400.70
Sell	11/1/2007	24,390.00	$229,753.80
Sell	12/20/2007	17,931.30	$162,995.55
Buy	7/25/2007	14,451.22	$139,454.26
Buy	7/26/2007	9.14	$88.11
Sell	9/13/2007	3,000.00	$28,200.00
Sell	12/20/2007	11,716.41	$106,502.19

6. During the three years prior to the date of this certification, I have not sought to serve as representative of any class, except as specified below.

CASE CAPTION	COURT	DATE FILED	CURRENTLY PENDING? (Y/N)

7. I understand that I am only entitled to my *pro rata* share of any recovery for the class, except as approved by the Court. I shall not seek nor will I accept any payment beyond that approved by the Court in return for my service as class representative.

8. I declare, under penalty of perjury under the laws of the United States of America, that the foregoing information is correct to the best of my knowledge.

Signed this 16 day of April, 2008, at Henderson, Nevada

Nils Flanzraich

PLAINTIFF CERTIFICATION
PURSUANT TO 15 U.S.C. § 77z-1[1]

1. I, Jill Flanzraich, hereby certify that I have reviewed a draft complaint against The Charles Schwab Corporation ("Schwab Corp.") and others. I authorize the filing of a complaint substantially similar to the one I reviewed on my behalf and on behalf of a class of persons similarly situated.

2. I select Faruqi & Faruqi, LLP and any firm with which it affiliates for the purpose of prosecuting this action as my counsel for purposes of prosecuting my claim against Schwab Corp. and others.

3. I did not purchase any security or securities that is or are the subject of this action at the direction of my counsel or to participate in any private action arising under the federal securities laws.

4. Should the Court appoint me, I am willing to serve as a class representative on behalf of the class, including guiding my attorneys in the prosecution of this action, overseeing the litigation, including any discussions of settlement, providing answers to discovery requests at the direction of my counsel, and providing deposition testimony and testimony at trial, if necessary.

5. To the best of my knowledge, the following represents all of my transactions in securities of Schwab YieldPlus Fund Select Shares (if the space provided is inadequate, complete transaction history on another sheet):

---

[1] The Private Securities Litigation Reform Act of 1995, codified at 15 U.S.C. §77z-1(a)(2)(A), requires, in relevant part, the following:

In general. Each plaintiff seeking to serve as a representative party on behalf of a class shall provide a sworn certification, which shall be personally signed by such plaintiff and filed with the complaint, that--

(i) states that the plaintiff has reviewed the complaint and authorized its filing;

(ii) states that the plaintiff did not purchase the security that is the subject of the complaint at the direction of plaintiff's counsel or in order to participate in any private action arising under this *title [15 USCS §§ 77a et seq.]*;

(iii) states that the plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary;

(iv) sets forth all of the transactions of the plaintiff in the security that is the subject of the complaint during the class period specified in the complaint;

(v) identifies any other action under this *title [15 USCS §§ 77a et seq.]*, filed during the 3-year period preceding the date on which the certification is signed by the plaintiff, in which the plaintiff has sought to serve, or served, as a representative party on behalf of a class; and

(vi) states that the plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond the plaintiff's pro rata share of any recovery, except as ordered or approved by the court in accordance with paragraph (4).

SECURITY PURCHASED/SOLD	DATE OF TRANSACTION	NUMBER OF UNITS PURCHASED/SOLD	PRICE PAID/RECEIVED PER UNIT
Buy	7/25/2007	14,345.94	$132,438.29
Sell	9/5/2007	3,600.00	$33,912.00
Sell	9/20/2007	1,100.00	$10,373.00
Sell	12/20/2007	9,875.14	$89,765.03

6. During the three years prior to the date of this certification, I have not sought to serve as representative of any class, except as specified below.

CASE CAPTION	COURT	DATE FILED	CURRENTLY PENDING? (Y/N)

7. I understand that I am only entitled to my *pro rata* share of any recovery for the class, except as approved by the Court. I shall not seek nor will I accept any payment beyond that approved by the Court in return for my services as class representative.

8. I declare, under penalty of perjury under the laws of the United States of America, that the foregoing information is correct to the best of my knowledge.

Signed this 16 day of April, 2008, at Henderson, NV.

[illegible]